Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP to Introduce its New Strategic Plan and to Hold a Management

Presentation at its 2025 Investor and Analyst Day

Valcourt, Quebec, October 2, 2025 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) will host a live webcast from Valcourt as part of its 2025 Investor and Analyst Day on Thursday, October 9, 2025 at 9:30 a.m. (ET). José Boisjoli, President and Chief Executive Officer, Sébastien Martel, Chief Financial Officer and other members of the management committee will discuss BRP’s current activities and present its Mission 28 (M28) Strategic Plan. They will also address questions from analysts and investors in the room.

Interested participants may access the conference call on a listen-only basis:

Date and time:    Thursday, October 9, 2025 at 9:30 a.m. ET

Webcast:        Access the webcast

Access to the presentation will be available on October 9, 2025 on www.brp.com.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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For media enquiries: Emilie Proulx Media Relations media@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com